Mail Stop 4561

December 6, 2007

David Walters
Chief Executive Officer
STI Group, Inc.
30950 Rancho Viejo Road, #120
San Jose, CA 92675

> **Re: STI Group, Inc.**
> **Amendment number one to Form SB-2**
> **Filed November 9, 2007**
> **File No. 333-142911**

Dear Mr. Walters:

We have reviewed the above amendment and have the following comments in that regard. All comments regarding to prior comments refer to our comment letter of June 29, 2007.

Form SB-2/A
General

1. We note that you are registering the sale of 112,000,000 of shares. Given the size relative to the 14,860,000 shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

2. We note your response to comment 6 of our letter dated June 29, 2007. Please provide the previously requested information concerning prior securities sales to selling security holders that occurred during the past three years. This information should be presented in a manner that will enable a potential investor to understand the extent of the participation of each specific selling shareholder in each investment during the period. In describing the prior investments by the selling shareholders, include the exercise price of each series of warrants and the conversion rate for each class of convertible securities.

Prospectus Summary, page 5

3. Disclose the business reason for the issuance of the 60,000 shares of Series A Preferred Stock to Monarch Bay Capital Group, LLC, and describe the role that Monarch Bay

performed in the transaction. Also, clarify the nature of the assets acquired and explain why neither the assets acquired nor the shares issued were evaluated.

Management's Discussion and Analysis and Plan of Operation, page 36
Liquidity and Capital Resources, page 41

4. Please see comment 32 of our letter dated June 29, 2007. Please revise to describe the events that led to the issuance of the convertible note to a related party and explain how the proceeds of the sale of the note were received and how they were applied by STI.

5. Please see comment 33 of our letter dated June 29, 2007. Your filing should contain a meaningful discussion of the rate at which your business consumes cash, in quantitative terms. For example, in the most recent month, disclose how much cash was consumed in your operations. It is unclear whether the average rate of cash used in operations during the six months ended June 31, 2007, of approximately $20,000 per month is consistent with the rate at which your business consumes cash currently. In quantitative terms, disclose your projected needs for cash to pursue your business plan during the twelve months following the effective date. Explain how you intend to finance any funding needed to pursue your business plan for this one year period and discuss management's plans in the event difficulties are encountered in its efforts to obtain funding needed to pursue the one year plan.

Description of Business, page 44
The Company, page 44

6. Please see comment 36 of our letter dated June 29, 2007. We are unable to locate disclosure in the prospectus concerning whether STI has any current plans, proposals, or agreements regarding future acquisitions. Please revise or advise us of the specific location of information in this respect.

Company Background, page 44

7. As requested in comment 37 of our letter dated June 29, 2007, revise this discussion so that it more describes the nature of STI's ongoing business. The mechanics of the acquisition transaction and the business history of the technical legal acquirer should be condensed and given less prominence.

Security Ownership of Certain Beneficial Owners and Management, page 53

8. From the disclosure in footnotes 3 and 4 to this table, it appears that Mssers. Walters and Moore each own half of Monarch Bay Management Company, LLC and Monarch Bay Associates, LLC. In your response letter, tell us why they do not report shared voting and investment power over the shares of STI held by those companies.

Financial Statements

9. Please provide updated financial statements and revise the filing accordingly. See paragraph (g) of Item 310 of Regulation S-B.

Please contact Hugh Fuller at (202) 551-3853 if you have any questions or require assistance. If you then require further assistance please contact me at (202) 551-3462 with any other questions. You may also contact the Barbara C. Jacobs, the Assistant Director, at (202) 551-3730, should you thereafter require further assistance.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: Jody R. Samuels
        Richardson & Patel LLP
        The Chrysler Building
        405 Lexington Avenue, 25th Floor
        New York, NY 10174
        Facsimile no. (212) 907-6687